Exhibit 99.6
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
CARDIOME PHARMA CORP.
We consent to the inclusion in this annual report on Form 40-F of:
•	Our auditors’ report dated March 13, 2008 on the consolidated balance sheets of Cardiome Pharma Corp. (“the Company”) as at December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended.

•	Our auditors’ report on reconciliation to United States GAAP dated March 13, 2008.

•	Our Report of Independent Registered Public Accounting Firm dated March 13, 2008 on the Company’s internal control over financial reporting as of December 31, 2007.
Each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.
We also consent to the incorporation by reference of such reports in the Registration Statements
(No. 333-146091) on Form S-8, (No.333-131912) on Form F-3, and (No. 333-137935) on Form F-10 of Cardiome Pharma Corp.

/s/ KPMG LLP
KPMG LLP
Chartered Accountants
Vancouver, Canada
March 25, 2008